Exhibit 99.5

NICE to Shape New Global Recording Standard for WebRTC Communications

NICE is leading the development of a secure, compliant recording mechanism for multi-channel
WebRTC sessions, which include audio, video, text, and screen-sharing

Ra’anana, Israel, May 13, 2015 – NICE Systems (NASDAQ: NICE) today announced that it is leading an initiative to create a global recording standard for the emerging communication channel Web Real-Time Communication (WebRTC). This standard will provide enterprises with a unified multi-channel recording mechanism for their future WebRTC needs.

WebRTC offers a single communication channel for various types of media, such as video, voice, screen and text. It allows users to initiate an interaction directly from the browser without the need for any additional plug-ins. This will enable organizations to engage with customers in just one click, from one centralized channel. It also presents an opportunity to create a centralized recording solution that will capture all media in one place.

Miki Migdal, President, Enterprise Product Group, NICE
“NICE continues to lead the market with enterprise-grade interaction management and recording solutions, focusing on innovation and the solutions of the future. We believe that WebRTC will become a major enabler for enterprises, and we are working with other key market players to finalize a standard on how to provide secure, compliant recording for multi-channel WebRTC sessions, which include audio, video, screen-sharing and additional proprietary information.”

NICE led the first roundtable discussion on the new protocol at the Internet Engineering Task Force (IETF) meeting in March, which included several industry leaders. The IETF’s stated mission is “to make the Internet work better by producing high quality, relevant technical documents that influence the way people design, use, and manage the Internet.”

NICE will demonstrate its multi-channel recording solutions at Interactions 2015, June 1-4, in San Antonio, Texas. For more information on the conference, please visit www.nice.com/interactions.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.